SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)
(Amendment No. 1)*

CHINA AGRITECH, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16937A101
(CUSIP Number)

Yu Chang
Room 3F No. 11 Building, Zhonghong International Business Garden
Future Business Center,
Chaoyang North Road, Chaoyang District, Beijing, China 100024
(86) 10-5962-1278
copies to:
Joe Tiano
Thelen Reid Brown Raysman & Steiner LLP
701 Eighth Street, NW
Washington, DC 20001
(202) 508-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16937A101	13D/A

1.	NAMES OF REPORTING PERSONS CHINA TAILONG GROUP LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO: Securities acquired in a stock-for-stock exchange
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,644,839 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,644,839 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,644,839 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35% (2)
14.	TYPE OF REPORTING PERSON OO (3)

(1) China Tailong Group Limited (“Tailong”) has shared voting and dispositive power over these shares with its sole registered shareholder, Mr. Yu Chang (“Mr. Chang”). Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

(2) Based on 24,699,615 shares of common stock outstanding as of March 27, 2008, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2008. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3)  Tailong is a company organized and existing under the laws of the British Virgin Islands.

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1.	NAMES OF REPORTING PERSONS YU CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO: Securities acquired in a stock-for-stock exchange
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,692,983
	8.	SHARED VOTING POWER 8,644,839 (1)
	9.	SOLE DISPOSITIVE POWER 1,692,983
	10.	SHARED DISPOSITIVE POWER 8,644,839 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,337,822 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.85% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Mr. Yu Chang (“Mr. Chang”) is deemed to be the beneficial owner of the 8,644,839 shares directly owned by China Tailong Group Limited (“Tailong”) pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

(2) Based on 24,699,615 shares of common stock outstanding as of March 27, 2008, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2008. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

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Explanatory Note

The Schedule 13D being filed hereby shall address certain events required to be reported by the Reporting Persons, Mr. Yu Chang and China Tailong Group Limited, a British Virgin Islands company, pursuant to the requirements of the Securities and Exchange Act of 1934, as amended.  The following statement shall cover reportable events from the period February 3, 2005 to June 2, 2008.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”). The name of the issuer is China Agritech, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at Room3F, No 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District, Beijing China.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) The persons filing this Statement are China Tailong Group Limited, a British Virgin Islands company (“Tailong”), and Mr. Yu Chang, a natural person (“Mr. Chang”, together with Tailong, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is Room3F, No 11 Building, Zhonghong International Business Garden, Future Business Center. Chaoyang North Road, Chaoyang District, Beijing China.

(c) Mr. Chang is the Director, President, Chief Executive Officer and Secretary of the Issuer.

(d)-(e)  During the five years preceding February 3, 2005 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Reorganization (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

On December 25, 2004, the Issuer, China Tailong Holdings Company Limited (“Tailong Holdings”), and the stockholders of Tailong Holdings entered into the Agreement and Plan of Reorganization, as amended (“Reorganization Agreement”) and such reorganization became effective on February 3, 2005 (the “Reorganization”). As a result of the Reorganization, on May 19, 2005, Tailong was issued a total of 9,672,816 shares of common stock of the Issuer in exchange for shares that it had previously held in Tailong Holdings, and Mr. Chang was issued a total of 1,209,102 shares of common stock of the Issuer in exchange for shares that he had previously held in Tailong Holdings. As a result of the Reorganization, each of Tailong and Mr. Chang, the sole owner of Tailong and indirect beneficial owner of Tailong’s shares of the Issuer, became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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On January 11, 2006, in connection with the sale of 4,800,000 shares of common stock of the Issuer to certain investors (the “Investors”), Mr. Chang entered into an Escrow Agreement (the “Escrow Agreement”), pursuant to which Mr. Chang agreed to transfer to the Investors 544,096 shares of the Issuer’s common stock that he directly or indirectly owned in the event the consolidated financial statements of the Issuer reflected less than $7 million of the After-Tax Net Income (“Financial Target”) for the fiscal year ending December 31, 2006.

On March 17, 2006, Mr. Chang acquired 483,881 shares of the Issuer’s common stock with $0.002 per share from Tailong. As a result of this grant, Mr. Chang directly owned 1,692,983 shares of common stock of the Issuer and indirectly owned 9,188,935 shares of common stock of the Issuer held by Tailong.

On May 8, 2007, because the Issuer did not meet the Financial Target in fiscal year 2006, Mr. Chang caused Tailong to transfer 544,096 shares of the Issuer’s common stock held by Tailong that he indirectly owned to the Investors to perform his make good obligation under the Escrow Agreement. As a result of the transfer, Mr. Chang directly owns 1,692,983 shares of the Issuer’s common stock and indirectly owns 8,644,839 shares of the Issuer’s common stock held by Tailong.

On June 29, 2007, in connection with the sale of 5,556,000 shares of common stock of the Issuer to certain accredited investors (the “Accredited Investors”), Mr. Chang entered into an Escrow Agreement (the “Make Good Escrow Agreement”), pursuant to which Mr. Chang agreed to transfer to the Accredited Investors 1,124,564 shares of the Issuer’s common stock held by him in the event the consolidated financial statements reported in the Issuer’s Annual Report on Form 10K for the fiscal year ending December 31, 2007 as filed with the SEC reflected less than $8,350,000 of the After-Tax Net Income (“Financial Threshold”) for the fiscal year ending December 31, 2007.

On March 27, 2008, the Issuer filed with the SEC its Annual Report on Form 10-K for fiscal year 2007, which indicated that the Issuer met the Financial Threshold in fiscal year 2007. As a result, Mr. Chang’s pledge under the Make Good Escrow Agreement was removed.

The foregoing description of the Reorganization Agreement and the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reorganization Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 3, 2005, the Escrow Agreement, filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on January 18, 2006, and the Make Good Escrow Agreement, filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 6, 2007.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

CUSIP No. 16937A101	13D/A

On May 19, 2005, Tailong directly acquired 9,672,816 shares of the Issuer’s common stock as a result of the Reorganization explained above in Item 3 of this Statement. On that same date, Mr. Chang, as the sole registered shareholder of Tailong (Mr. Tao Liang and Mr. Tik Man Tsoi have an unwritten agreement with Mr. Chang entitling them to 5% and 30%, respectively, of the shares of Tailong), indirectly acquired beneficial ownership of the 9,672,816 shares of the Issuer’s common stock held by Tailong and directly acquired 1,209,102 shares of the Issuer’s common stock.

On January 11, 2006, Mr. Chang pledged 544,096 shares of the Issuer’s common stock that he directly or indirectly owned in connection with the Escrow Agreement explained above in Item 3 of this Statement.

On March 17, 2006, Mr. Chang directly acquired 483,881 shares of the Issuer’s common stock from Tailong to increase the number of shares of the Issuer’s common stock that he directly held.

On May 8, 2007, Mr. Chang caused Tailong to transfer 544,096 shares of the Issuer’s common stock held by Tailong that he indirectly owned to perform his make good obligation under the Escrow Agreement, as explained above in Item 3.

On June 29, 2007, Mr. Chang pledged 1,124,564 shares of the Issuer’s common stock in connection with the Make Good Escrow Agreement explained above in Item 3 of this Statement.

On March 27, 2008, Mr. Chang’s pledge under the Make Good Escrow Agreement was removed because the Issuer’s Annual Report on Form 10-K for fiscal year 2007 filed with the SEC indicated that the Issuer met the Financial Threshold in fiscal year 2007.

As of the dates of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, as of May 19, 2005, Tailong beneficially owned 9,672,816 shares of the Issuer’s Common Stock, representing 78.16% of the outstanding shares of the Issuer’s Common Stock (based on 12,374,903 shares of Common Stock outstanding as of March 30, 2005, as reported in the Issuer’s Annual Report on Form 10-KSB filed with the SEC on April 15, 2005).

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of May 19, 2005, Mr. Chang beneficially owned 10,881,918 shares of the Issuer’s Common Stock, representing 87.93% of the outstanding shares of the Issuer’s Common Stock (based on 12,374,903 shares of Common Stock outstanding as of March 30, 2005, as reported in the Issuer’s Annual Report on Form 10-KSB filed with the SEC on April 15, 2005). This number includes 1,209,102 shares directly owned by Mr. Chang.

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of January 11, 2006, Mr. Chang beneficially owned 10,881,918 shares of the Issuer’s Common Stock, representing 75.86% of the outstanding shares of the Issuer’s Common Stock (based on 14,343,615 shares of Common Stock outstanding as of August 30, 2005, as reported in the Issuer’s Registration Statement Amendment No. 1 on Form SB-2/A filed with the SEC on November 7, 2005). This number includes 665,006 shares directly owned by Mr. Chang and 544,096 shares pledged by Mr. Chang.

CUSIP No. 16937A101	13D/A

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of March 17, 2006, Tailong beneficially owned 9,188,935 shares of the Issuer’s Common Stock, representing 64% of the outstanding shares of the Issuer’s Common Stock (based on 14,343,615 shares of Common Stock outstanding as of September 30, 2005, as reported in the Issuer’s Quarterly Report on Form 10-QSB filed with the SEC on November 18, 2005).

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of March 17, 2006, Mr. Chang beneficially owned 10,881,918 shares of the Issuer’s Common Stock, representing 75.86% of the outstanding shares of the Issuer’s Common Stock (based on 14,343,615 shares of Common Stock outstanding as of September 30, 2005, as reported in the Issuer’s Quarterly Report on Form 10-QSB filed with the SEC on November 18, 2005). This number includes 1,148,887 shares directly owned by Mr. Chang and 544,096 shares pledged by Mr. Chang.

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of May 8, 2007, Tailong beneficially owns 8,644,839 shares of the Issuer’s Common Stock, representing 45.15% of the outstanding shares of the Issuer’s Common Stock (based on 19,143,615 shares of Common Stock outstanding as of March 29, 2007, as reported in the Issuer’s Annual report on Form 10-K filed with the SEC on April 2, 2007).

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of May 8, 2007, Mr. Chang beneficially owns 10,337,822 shares of the Issuer’s Common Stock, representing 54% of the outstanding shares of the Issuer’s Common Stock (based on 19,143,615 shares of Common Stock outstanding as of March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 2, 2007). This number includes 1,692,983 shares directly owned by Mr. Chang.

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of June 29, 2007, Mr. Chang beneficially owns 10,337,822 shares of the Issuer’s Common Stock, representing 54% of the outstanding shares of the Issuer’s Common Stock (based on 19,143,615 shares of Common Stock outstanding as of March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 2, 2007). This number includes 568,419 shares directly owned by Mr. Chang and 1,124,564 shares pledged by Mr. Chang.

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of March 27, 2008, Tailong beneficially owns 8,644,839 shares of the Issuer’s Common Stock, representing 35% of the outstanding shares of the Issuer’s Common Stock (based on 24,699,615 shares of Common Stock outstanding as of March 27, 2008, as reported in the Issuer’s Annual report on Form 10-K filed with the SEC on March 27, 2008).

For purposes of Rule 13d-3 promulgated under the Exchange Act, as of March 27, 2008, Mr. Chang beneficially owns 10,337,822 shares of the Issuer’s Common Stock, representing 41.85% of the outstanding shares of the Issuer’s Common Stock (based on 24,699,615 shares of Common Stock outstanding as of March 27, 2008, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2008). This number includes 1,692,983 shares directly owned by Mr. Chang.

(b) As of May 19, 2005, Tailong and Mr. Chang had shared voting and dispositive power over the 10,881,918 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

CUSIP No. 16937A101	13D/A

As of May 19, 2005, Mr. Chang had sole voting and dispositive power over 1,209,102 shares of the Issuer’s common stock.

As of January 11, 2006, Tailong and Mr. Chang had shared voting and dispositive power over the 10,881,918 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

As of January 11, 2006, Mr. Chang had sole voting and dispositive power over 665,006 shares of the Issuer’s common stock.

As of March 17, 2006, Tailong and Mr. Chang had shared voting and dispositive power over the 10,881,918 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

As of March 17, 2006, Mr. Chang had sole voting and dispositive power over 1,148,887 shares of the Issuer’s common stock.

As of May 8, 2007, Tailong and Mr. Chang have shared voting and dispositive power over the 8,644,839 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

As of May 8, 2007, Mr. Chang has sole voting and dispositive power over 1,692,983 shares of the Issuer’s common stock.

As of June 29, 2007, Tailong and Mr. Chang have shared voting and dispositive power over the 8,644,839 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

As of June 29, 2007, Mr. Chang has sole voting and dispositive power over 568,419 shares of the Issuer’s common stock.

As of March 27, 2008, Tailong and Mr. Chang have shared voting and dispositive power over the 8,644,839 shares of the Issuer’s common stock that are directly beneficially owned by Tailong. Mr. Chang has 100% of the registered shares of Tailong, but has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi entitling Mr. Liang and Mr. Tsoi to 5% and 30%, respectively, of the shares of Tailong.

As of March 27, 2008, Mr. Chang has sole voting and dispositive power over 1,692,983 shares of the Issuer’s common stock.

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(c) The Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated as follows:

As explained above in Item 3 of this Statement, on December 25, 2004, the Issuer, Tailong Holdings, and the stockholders of Tailong Holdings entered into the Reorganization Agreement and Tailong was issued a total of 9,672,816 shares of common stock of the Issuer in exchange for shares that it had previously held in Tailong Holdings, and Mr. Chang was issued a total of 1,209,102 shares of common stock of the Issuer in exchange for shares that he had previously held in Tailong Holdings.

As explained above in Item 3 of this Statement, on January 11, 2006, in connection with the sale of 4,800,000 shares of common stock of the Issuer to the Investors, Mr. Chang entered into an Escrow Agreement, pursuant to which Mr. Chang agreed to transfer to the Investors 544,096 shares of the Issuer’s common stock in the event the consolidated financial statements of the Issuer reflected less than $7 million of the After-Tax Net Income for the fiscal year ending December 31, 2006.

On June 29, 2007, in connection with the sale of 5,556,000 shares of common stock of the Issuer to certain accredited investors (the “Accredited Investors”), Mr. Chang entered into an Escrow Agreement (the “Make Good Escrow Agreement”), pursuant to which Mr. Chang agreed to transfer to the Accredited Investors 1,124,564 shares of the Issuer’s common stock held by him in the event the consolidated financial statements of the Issuer reflected less than $8,350,000 of the After-Tax Net Income (“Financial Threshold”) for the fiscal year ending December 31, 2007. The Issuer met the Financial Threshold in fiscal year 2007 and thus Mr. Chang’s pledge under the Make Good Escrow Agreement was removed.

Mr. Chang has an unwritten agreement with Mr. Tao Liang and Mr. Tik Man Tsoi, pursuant to which Mr. Liang and Mr. Tsoi are entitled to 5% and 30%, respectively, of the shares of Tailong

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated as follows:

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Exhibit 1
Agreement and Plan of Reorganization, dated as of December 25, 2004, by and among BEC, Tailong Holdings and Tailong Holdings Stockholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on February 3, 2005).

Exhibit 2
Escrow Agreement dated as of January 11, 2006, by and between Yu Chang and the Investors (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 18, 2006).

Exhibit 3
Make Good Escrow Agreement dated as June 29, 2007, by and between Yu Chang and the Accredited Investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 6, 2007).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008

/s/ Yu Chang
Name: Yu Chang

CHINA TAILONG GROUP LIMITED

By:	/s/ Yu Chang
Name:	Yu Chang
Title:	President